
12062915

OD 11/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 46721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2011** AND ENDING **SEPTEMBER 30,2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MERRIMAC CORPORATE SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1150 Doulas Ave. Ste 1080

ALTAMONTE SPRINGS,	**FLORIDA**	**32714**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK THOMES, CFO **(407) 389-8500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Re[port]


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2012
REGISTRATIONS BRANCH

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OD 12/17

OATH OR AFFIRMATION

I, *MARK THOMES*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MERRIMAC CORPORATE SECURITIES*, INC. *as of SEPTEMBER 30,2012*, are true and correct.I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



HECTOR AYALA
Notary Public, State of Florida
Commission# EE 97366
My comm. expires May 26, 2015

X____________________
Signature

CFO
Title

X____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

MERRIMAC CORPORATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS	
Cash and cash equivalents	$ 71,272
Deposit with clearing broker	52,610
Due from broker	199,070
Other asset	500
Total assets	$ 323,452
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 275,754
Total liabilities	275,754
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 7)	
Common stock	44,253
Additional paid-in capital	10,000
Retained earnings (deficit)	(6,555)
Total stockholders' equity	47,698
Total liabilities and stockholders' equity	$ 323,452

The accompanying notes are an integral part of this statement.

Note 1 - Nature of Business

Merrimac Corporate Securities, Inc. (The "Company"), was incorporated in the state of New Hampshire on October 21, 1993 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day after trade date for securities and one business day for options. Commission income and related expense are recorded on a settlement date basis. There is no material difference between trade date and settlement date accounting.

b) Income Taxes

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting Policies (continued)

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between September 30, 2012 and November 16, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Income Tax

The Company can utilize carryforward losses to offset current taxes and at September 30, 2011 has a remaining net operating loss of approximately $70,000 for income tax purposes. This carryforward will expire from 2021-2030. A valuation allowance of $17,500 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4- Related Party Transactions

The Company entered into a branch license agreement with a related party (the "Licensee"). Under this agreement, the Licensee will conduct its business as a securities broker solely through the Company. The licensee receives 95 percent of its commission revenue, which includes reimbursement for certain overhead and occupancy expenses, after deducting any costs advanced by the Company for the execution of trades, such as clearing charges. A rate deduction of four percent will be imposed if any legal matter of the Licensee through the Company results in claims greater than $100,000. If the licensee's commission revenue drops below a minimum threshold, then the Company will pay the licensee a minimum fee which varies depending on the Company's cash flow.
For the year ended September 30, 2012, branch license fees of approximately $285,000 have been paid to the Licensee. Such amount is included in commission. There was no amount due to the licensee as of September 30, 2012.

Note 5- Commitments and Contingencies

During the year ended September 30, 2007, FINRA conducted an investigation into the Company's archiving policy relating to emails and its written policies concerning variable annuity activities. Pursuant to such investigation the Company was assessed and paid $24,661 in the year ended September 30, 2012.

Note 5- Commitments and Contingencies (continued)

At September 30, 2012, six customers with various complaints against the Company have filed for arbitration. The first case is in the process of being settled pursuant to a negotiated agreement with the customer for $54,400. Such amount is included in Professional Fees.

The Company believes that the second case will be settled in their favor. As such no amount has been accrued as of September 30, 2012.

In the third through sixth cases, the customers are seeking damages of approximately $1,700,000, plus attorney's fees, other costs and punitive damages. These proceedings are in their initial stages and it is therefore too early to express an opinion as to the likelihood of success or to estimate the potential loss. In addition, the Company believes that the claims are without merit and intends to vigorously contest the matters. As such, no amounts has been accrued as of September 30, 2012 for these claims.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2012, the Company had net capital of $47,198, which was $28,814 in excess of its required net capital of $18,384. The Company's net capital ratio was 584.25%.

A copy of the Firm's Statement of Financial Condition as of September 30, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

MERRIMAC CORPORATE SECURITIES, INC.
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2012



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Merrimac Corporate Securities, Inc.
1185 Spring Centre South Blvd. – Suite 150
Altamonte Springs, FL 32714

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc. as of September 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc. as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 16, 2012